Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS SECOND QUARTER 2024 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ Achieved Second Quarter 2024 Total Net Revenues of $7.3 Million ~

~ Appointed Jeffrey S. Hackman as Chief Executive Officer (CEO) and Member of the Board of Directors ~

~ Company Has Approximately $43 Million in Cash, Cash Equivalents, and Investment Securities ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, August 13, 2024 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the second quarter ended June 30, 2024, and provided a business update.

“We continued to execute well in the second quarter and are encouraged by the early third quarter momentum of PEDMARK® within the community oncology and the adolescent and young adult (AYA) population,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “I am excited to join Fennec and take on the challenge of guiding the Company towards greater commercial success. We will focus on expanding our initial outreach to community oncology centers and the adolescent and young adult (AYA) population, who can greatly benefit from our treatments. By reaching more patients in these critical areas, I am confident that we can drive growth and make a significant impact in improving patient outcomes.”

Recent Developments and Highlights:

●	Appointed Jeffery Hackman as Fennec’s New CEO and Board Member: Jeff has been appointed as the new Chief Executive Officer and a member of the Board of Directors. With a passion for patients and a track record of success, Jeff is poised to make an immediate impact by driving Fennec’s strategic direction and leading the Company into its next exciting phase of growth. Rosty Raykov will continue to contribute as a member of the Board of Directors.

●	NCCN AYA Guidelines Updated: The NCCN Adolescent and Young Adult (AYA) Guidelines have been modified to remove “pediatric” specific wording. This change is instrumental in solidifying PEDMARK's position for access to a broader patient population to prevent ototoxicity, both with payers and providers.

●	Participation in Key Scientific Meetings: During the second quarter, Fennec actively participated in key regional and national scientific meetings, including the American Society of Clinical Oncology (ASCO), the Advanced Practice Providers Oncology Summit (APPOS), and

the Oncology Nursing Society (ONS) annual meetings. These engagements underscore our commitment to advancing oncology care and fostering strong relationships within the healthcare community.

Financial Results for the Second Quarter 2024

●	Net Sales – The Company recorded net product sales of $7.3 million for the three-month period ended June 30, 2024, compared to $3.3 million in net sales for the same period in 2023.

●	Cash Position – Cash and cash equivalents were $43.1 million on June 30, 2024. The increase in cash and cash equivalents between June 30, 2024, and December 31, 2023, is the result of approximately $43 million from the Norgine transaction and cash inflows from net sales offset by cash outlays for operating expenses related to the promotion of our product, selling and marketing expenses and general and administrative expenses. We anticipate that our cash, cash equivalents and investment securities as of June 30, 2024 will be sufficient to fund our planned operations for at least the next twelve months

●	Selling and Marketing Expenses –The Company recorded $4.7 million in selling and marketing expenses for the period ended June 30, 2024, compared to $2.3 million for the same period in 2023. The increase is largely related to additional selling and marketing expenses as the Company expanded its focus in the AYA and community oncology population during 2024.

●	General and Administrative (G&A) Expenses – G&A expenses increased by $1.4 million over the same period in 2023 to $6.9 million. There was an increase in consulting, and professional costs related to European pre-commercialization related expenses in the 2024 period over the comparable period. European related expenses are expected to wind down after Q2 2024 with the announcement of the Norgine transaction in March 2024.

●	Net Earnings – Net loss for the quarter ended June 30, 2024 was $5.6 million (basic and diluted loss of $0.20 per share) compared to a net loss of $5.4 million (basic and diluted loss of $0.21 per share) for the same period in 2023.

Q2 2024 Conference Call Information

Date: Tuesday, August 13, 2024

Time:  8:30 a.m. ET

Link: https://register.vevent.com/register/BI59b5706a6c00453a9eed343d4a210de9

To access the conference call, please register using https://register.vevent.com/register/BI59b5706a6c00453a9eed343d4a210de9. Upon registration, a dial-in number and unique PIN will be provided to join the call. To access the live webcast link, log onto www.fennepharma.com and proceed to the News & Events / Event Calendar page under the Investors & Media heading. Please connect to the company’s website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to listen to the webcast. A webcast replay of the conference call will also be archived on www.fennecpharma.com for thirty days.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended June 30, 2024 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except share and per share amounts)

	Three Months Ended
	June 30,	June 30,
	2024	2023

Revenue
PEDMARK product sales, net	$7,262	$3,325
Licensing revenue	—	—
Total revenue	7,262	3,325

Operating expenses:
Cost of products sold	608	148
Research and development	157	8
Selling and marketing	4,672	2,340
General and administrative	6,864	5,495

Total operating expenses	12,301	7,991
Loss from operations	(5,039)	(4,666)

Other (expense)/income
Unrealized foreign exchange loss	(17)	5
Amortization expense	(23)	(73)
Interest income	570	115
Interest expense	(1,044)	(825)
Total other expense	(514)	(778)

Net loss	$(5,553)	$(5,444)

Basic net loss per common share	$(0.20)	$(0.21)

Diluted net loss per common share	$(0.20)	$(0.21)
Weighted-average number of common shares outstanding basic	27,297	26,458
Weighted-average number of common shares outstanding diluted	27,297	26,458

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars and shares in thousands)

	Unaudited	Unaudited
	June 30,	December 31,
	2024	2023

Assets

Current assets
Cash and cash equivalents	$43,054	$13,269
Accounts receivable, net	12,312	8,814
Prepaid expenses	4,379	2,575
Inventory	2,144	2,156
Other current assets	283	44
Total current assets	62,172	26,858

Non-current assets
Other non-current assets, net amortization	989	6
Total non-current assets	989	6
Total assets	$63,161	$26,864

Liabilities and shareholders’ deficit

Current liabilities:
Accounts payable	$4,447	$3,778
Accrued liabilities	3,038	3,754
Operating lease liability - current	12	21
Contract liability - Norgine	252	—
Total current liabilities	7,749	7,553

Long-term liabilities
Term loan	30,000	30,000
PIK interest	2,022	1,219
Debt discount	(247)	(288)
Operating lease liability - net of current portion	—	2
Contract liability - Norgine	24,994	—
Total long-term liabilities	56,769	30,933
Total liabilities	64,518	38,486

Shareholders’ deficit:
Common stock, no par value; unlimited shares authorized; 27,329 shares issued and outstanding (2023 ‑27,027)	145,281	144,307
Additional paid-in capital	64,080	62,073
Accumulated deficit	(211,961)	(219,245)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ deficit	(1,357)	(11,622)
Total liabilities and shareholders’ deficit	$63,161	$26,864

Working Capital

Working capital	Fiscal Period Ended
Selected Asset and Liability Data:	June 30, 2024	December 31, 2023
(U.S. Dollars in thousands)
Cash and equivalents	$43,054	$13,269
Other current assets	19,118	13,589
Current liabilities	7,749	7,553
Working capital	$54,423	$19,305

Selected Equity:
Common stock and additional paid in capital	209,361	206,380
Accumulated deficit	(211,961)	(219,245)
Shareholders’ (deficit) equity	(1,357)	(11,622)

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum compounds are essential chemotherapeutic agents for the treatment of many pediatric malignancies. Unfortunately, platinum-based therapies can cause ototoxicity, or hearing loss, which is permanent, irreversible, and particularly harmful to the survivors of pediatric cancer.i

The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.ii Infants and young children that are affected by ototoxicity at critical stages of development lack speech and language development and literacy, and older children and adolescents often lack social-emotional development and educational achievement.iii

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the only therapeutic agent with proven efficacy and safety data with an established dosing paradigm, across two open-label, randomized Phase 3 clinical studies, the Clinical Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

In the U.S. and Europe, it is estimated that, annually, more than 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult, and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage

PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use

The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information

PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development and commercialization of PEDMARK® and PedmarqsiTM to reduce the risk of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK received FDA approval in September 2022 and European Commission Marketing Authorization in June 2023 for Pedmarqsi. PEDMARK has received Orphan Drug Exclusivity in the U.S. for seven years of market protection and Pedmarqsi has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the reduction of risk of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline, and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®, the market opportunity for and market impact of PEDMARK®, its potential impact on patients and anticipated benefits associated with its use, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2023. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2024 Fennec Pharmaceuticals Inc. All rights reserved.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com

i Rybak L. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Current Opinion in Otolaryngology & Head and Neck Surgery. 2007, Vol. 15: 364-369.

ii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iii Bass JK, Knight KR, Yock TI, et al. Evaluation and Management of Hearing Loss in Survivors of Childhood and Adolescent Cancers: A Report from the Children's Oncology Group. Pediatric Blood & Cancer. 2016 Jul;63(7):1152-1162.